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                           July 26, 2023

       Ian Jenks
       Chief Executive Officer
       SmartKem, Inc.
       Manchester Technology Center, Hexagon Tower
       Delaunays Road, Blackley
       Manchester, M9 8GQ U.K.

                                                        Re: SmartKem, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 24, 2023
                                                            File No. 333-273392

       Dear Ian Jenks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              John D. Hogoboom